UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-4188
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NEWELL RUBBERMAID INC. EMPLOYEE STOCK PURCHASE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWELL RUBBERMAID INC.
10B GLENLAKE PARKWAY
SUITE 300
ATLANTA, GA 30328

REQUIRED INFORMATION
Financial Statements. The following financial statements are furnished as part of this annual report and appear immediately after the signature page hereof:
     1. Statements of Financial Condition
     2. Statements of Changes in Plan Equity
     3. Notes to Financial Statements
Exhibits. The following exhibit is furnished as a part of this annual report:
     Exhibit 23.1     Consent of Ernst & Young LLP
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newell Rubbermaid Inc. Employee Stock Purchase Plan
/s/ Thomas E. Clarke
Date: March 28, 2008	Thomas E. Clarke
Chair of Organizational Development & Compensation Committee

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Audited Financial Statements
For the year ended December 31, 2007 and the period from August 1, 2006 (date of inception) through December 31, 2006 with Report of Independent Registered Public Accounting Firm

Newell Rubbermaid Inc.
Employee Stock Purchase Plan

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Newell Rubbermaid Inc. Employee Stock Purchase Plan
We have audited the accompanying statements of financial condition of the Newell Rubbermaid Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of changes in plan equity for the year ended December 31, 2007 and the period from August 1, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2007 and 2006, and the changes in its plan equity for the year ended December 31, 2007 and the period from August 1, 2006 (date of inception) through December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 24, 2008

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Statements of Financial Condition

	As of December 31,
	2007	2006

Assets
Due from Newell Rubbermaid Inc. for participant contributions	$223,417	$220,984

Liabilities and Equity
Obligations to purchase Newell Rubbermaid Inc. common stock or issue refunds	$223,417	$220,984
Plan equity	—	—

	$223,417	$220,984

See accompanying Notes to Financial Statements.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Statements of Changes in Plan Equity

	Year ended
	December 31,
	2007	2006 (1)

Plan equity at beginning of period	$—	$—

Additions:
Participant contributions	859,772	294,880
Plan sponsor contributions	43,337	17,087

Total additions	903,109	311,967

Deductions:
Amounts refunded	24,334	3,147
Purchases of and distributions to participants of common shares	876,342	87,836
Increase in obligation to purchase common shares or issue refunds	2,433	220,984

Total deductions	903,109	311,967

Plan equity at end of period	$—	$—

(1)	For the period from August 1, 2006 (date of inception) through December 31, 2006.
See accompanying Notes to Financial Statements.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of the Newell Rubbermaid Inc. Employee Stock Purchase Plan, as amended, (the “Plan”) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Newell Rubbermaid Inc. (the “Company”) is the Plan sponsor.
The Plan was adopted by the Company on February 8, 2006, approved by stockholders on May 9, 2006, and became effective July 1, 2006. The Plan is intended to encourage eligible employees to have a greater financial investment in the Company through the purchase of shares of the Company’s $1.00 par value per share common stock (common shares) at a 5% discount through payroll deductions.
An individual is eligible to participate in the Plan if (i) he or she is an employee of the Company or a U.S. affiliate of the Company, (ii) the employee customarily works more than 20 hours per week for more than five months per year and (iii) the employee has been employed by the Company or the affiliate for at least 30 days.
Common shares are offered for sale under the Plan during three-month offering periods that begin on the first business day coincident with or next following each January 1, April 1, July 1 and October 1, except that the first offering period began on August 1, 2006 and lasted for two months. Participation in the Plan is effective as of the offering period that starts on or immediately after the participant’s enrollment date.
A participant may authorize payroll deductions in any multiple of 1%-15% of his or her regular cash earnings in each offering period. Payroll deductions are made on an after-tax basis. Contributions are held by the Company and reported in the participant accounts. All contributions are fully vested.
At the end of each offering period, participant contributions are used to purchase common shares as soon as administratively feasible. The participants’ purchase price for the common shares is 95% of the closing price of the common shares on the New York Stock Exchange as of the last business day of the offering period. The number of common shares purchased is calculated on a per participant basis by dividing the contributions made by each participant during the offering period by the purchase price.

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Company contributions represent the discount or aggregate difference between the market price of the common shares on the day the common shares are acquired and the discount purchase price established at the end of each offering period.
The common shares purchased on behalf of each participant are held in a stock account maintained for the participant under the Plan. Subject to certain limitations set forth in the Plan, a participant may request a distribution of these shares at any time. Purchases of common shares through the Plan are limited to $25,000 worth of common shares per participant within a calendar year. The value of the common shares for purposes of this limitation is determined on the basis of the fair market value per share on the date or dates the purchase rights are granted.
Participants may withdraw from the Plan at any time and elect either to have accumulated payroll deductions refunded or have them used to purchase common shares at the end of the offering period.
The Company has reserved 5,000,000 common shares for purchase by participants under the Plan. The Company had 4,958,666 and 4,989,471 common shares available for purchase as of December 31, 2007 and 2006, respectively.
The Board of Directors of the Company can amend, suspend or terminate the Plan at any time.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Accordingly, the financial statements are presented on the accrual basis of accounting.
Expenses
Administrative expenses of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Use of Estimates (continued)
accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.
3. Distributions
Shares purchased and distributed pursuant to the Plan and related purchase price per common share for the quarterly offering periods were as follows:

		Shares	Purchase	Purchase
For the Period Ended	Offering Period	Purchased	Price	Amount

December 31, 2007	10/01/2007-12/31/2007	8,628	$24.07	$207,676
	07/01/2007-09/30/2007	7,503	29.06	218,037
	04/01/2007-06/30/2007	7,399	28.79	213,017
	01/01/2007-03/31/2007	7,275	31.09	226,180
December 31, 2006	10/01/2006-12/31/2006	7,496	29.23	219,108
	08/01/2006-09/30/2006	3,033	28.96	87,836
Any dividends paid on common shares purchased under the Plan are reinvested in additional shares for the benefit of the participants. Shares are purchased during the month following the last day of the stated offering period.
4. Federal Income Taxes
The Plan is intended to be an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Accordingly, participants will not recognize taxable income and no deduction will be allowable to the Company upon either a

Newell Rubbermaid Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (continued)
4. Federal Income Taxes (continued)
participant’s enrollment in the Plan or the purchase of shares on a participant’s behalf. The participants only recognize taxable income upon subsequent sale of the shares purchased under the Plan.
5. Subsequent Event
Effective January 1, 2008, the Fidelity Management Trust Company (“Fidelity”) became the administrator for the Plan. Fidelity will perform certain recordkeeping and administrative functions for the Plan. Prior to January 1, 2008, the administrator for the Plan was Computershare.